SD 2/25/03

03001571

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

RECEIVED FEB 2 1 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~26-1874~~ 8-07661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bernard Faver

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
80-82 Wall Street, Suite 310
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernard Faver 212-943-1352
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Igel, Lynn S.
(Name — *if individual, state last, first, middle name*)

250 West 90th Street, Apt. 3I, New York, New York 10024
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard Faver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Faver, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STEPHEN J. CAPUTO
Notary Public, State of New York
No. 24-4962762
Qualified in Kings County
Commission Expires 2/21/06

Notary Public

Signature

Sole Proprietor

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Igel, Lynn S. [70]

ADDRESS Number and Street	City	State	Zip Code
250 West 90th Street [71]	NY [72]	NY [73]	10024 [74]

Check One

(XX) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

Lynn S. Igel, CPA
250 West 90th Street
New York, N.Y. 10024

February 11th 2003

Bernard Faver (Sole Proprietor)
80-82 Wall Street, Suite 310
New York, N.Y. 10005

Dear Mr. Faver,

I have examined part 11A of the Focus Report (Form X-17a-5) of Bernard Faver (Sole Proprietor) for the year ended December 31,2002.

My examination was made in accordance with generally accepted auditing standards as I considered necessary in the circumstances. I declare that I found no material inadequacies in the Company's accounting system internal accounting control.

The Firm is exempt, in my opinion, from 15c3-3 Customer Protection Rule. Bernard Faver is, in my opinion, a K-1 firm.

No material difference existed between the Firm's audited and unaudited computations of net capital under Rule 15c3-1 as required by SEC rule 17a-5(d).

In my opinion, this report fairly presents the financial position of Bernard Faver on December 31, 2002 in conformity with generally accepted accounting principles on a basis consistent with that of the previous year.

Respectfully Submitted,

Lynn S. Igel

Lynn S. Igel, C.P.A.

Certified Public Accountant

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [XX] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: Bernard Faver [13]	SEC FILE NO.: 8-264-1614 [14]
	FIRM ID. NO.: 076-28-2734 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 80-82 Wall Street, Suite 310 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 1/1/02 [24]
New York [21] (City) New York [22] (State) 10005 [23] (Zip Code)	AND ENDING (MM/DD/YY): 12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Bernard Faver [30]	(Area Code)—Telephone No.: 212-943-1352 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
None [32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [*] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

* Respondent has no customer accounts

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

STEPHEN J. CAPUTO
Notary Public, State of New York
No. 24-4962762
Qualified in Kings County
Commission Expires 2/26/06

[signature]

Dated the 11th day of February 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *Bernard Faver* | N3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2002 [99]
SEC FILE NO. 8-264-1614 [98]
Consolidated [198]
Unconsolidated XX [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 0	200			$ 0	750
2. Receivables from brokers or dealers:						
A. Clearance account	0	295				
B. Other	0	300	$ 0	550	0	810
3. Receivables from non-customers	0	355	0	600	0	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	6222	424				
E. Spot commodities	0	430			6222	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 0 [130]						
B. At estimated fair value	0	440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $ 0 [150]						
B. Other securities $ 0 [160]						
7. Secured demand notes:	0	470	0	640	0	890
market value of collateral:						
A. Exempted securities $ 0 [170]						
B. Other securities $ 0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $ 0 [190]						
B. Owned, at cost			0	650		
C. Contributed for use of the company, at market value			0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	0	680	0	920
11. Other assets	0	535	0	735	0	930
12. TOTAL ASSETS	$ 6222	540	$ 0	740	$ 6222	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *Bernard Faver* as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearance account	0	1114	0	1315	0	1560
B. Other	0	1115	00	1305	0	1540
15. Payable to non-customers	0	1155	0	1355	0	1610
16. Securities sold not yet purchased, at market value			0	1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	0	1205	0	1385	0	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	0	1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			0	1400	0	1710
1. from outsiders $ 0 [970]						
2. Includes equity subordination (15c3-1 (d)) of $ 0 [980]						
B. Securities borrowings, at market value: from outsiders $ 0 [990]			0	1410	0	1720
C. Pursuant to secured demand note collateral agreements:			0	1420	0	1730
1. from outsiders $ 0 [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ 0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	$ 0	1230	$ 0	1450	$ 0	1760

Ownership Equity

21. Sole proprietorship			$ 6222	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 6222	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 6222	1810

OMIT PENNIES

*Brokers or dealers electing the alternative net capital requirement method need not complete these columns.

Bernard Faver
Statement of Cash Flows for the
Year ended December 31, 2002

Cash flows from operating activities		
Receipts		
Commissions	$1,122	
Total cash receipts		$1,122
Payments		
Commission expenses	$1,122	
Total cash payments		$1,122
Net cash change from operating activities		0
Cash flow from investing activities		0
Cash flow from financing activities		0
New change in cash		0
Cash balance, December 31,2001		$6,222
Cash balance, December 31,2002		$6,222

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *Bernard Faver*

For the period (MMDDYY) from 1/1/02 [3932] to 12/31/02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	0	3935
b. Commissions on listed option transactions		0	3938
c. All other securities commissions		0	3939
d. Total securities commissions		0	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		0	3945
b. From all other trading		0	3949
c. Total gain (loss)		0	3950
3. Gains or losses on firm securities investment accounts		0	3952
4. Profit (loss) from underwriting and selling groups		0	3955
5. Revenue from sale of investment company shares		1122	3970
6. Commodities revenue		0	3990
7. Fees for account supervision, investment advisory and administrative services		0	3975
8. Other revenue		0	3995
9. Total revenue	$	1122	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			$	0	4120
11. Other employee compensation and benefits				0	4115
12. Commissions paid to other broker-dealers				0	4140
13. Interest expense				0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070			
14. Regulatory fees and expenses				0	4195
15. Other expenses				1122	4100
16. Total expenses			$	1122	4200

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)			$	0	4210
18. Provision for Federal Income taxes (for parent only)				0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				0	4222
a. After Federal income taxes of	0	4238			
20. Extraordinary gains (losses)				0	4224
a. After Federal income taxes of	0	4239			
21. Cumulative effect of changes in accounting principles				0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	0	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	0	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *Bernard Faver* as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1	X	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ____ 4335		4570
D. (k) (3)—Exempted by order of the Commission		4580

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *Bernard Faver* as of 12/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	6222	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			(	0)	3490
3.	Total ownership equity qualified for Net Capital				6222	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				0	3520
	B. Other (deductions) or allowable credits (List)				0	3525
5.	Total capital and allowable subordinated liabilities			$	6222	3530
6.	Deductions and/or charges: [17]					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 0	3540			
	B. Secured demand note deficiency	0	3590			
	C. Commodity futures contracts and spot commodities-proprietary capital charges	0	3600			
	D. Other deductions and/or charges	0	3610	(	0)	3620
7.	Other additions and/or allowable credits (List)				0	3630
8.	Net capital before haircuts on securities positions [20]			$	6222	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$ 0	3660			
	B. Subordinated securities borrowings	0	3670			
	C. Trading and investment securities:					
	1. Exempted securities [18]	0	3735			
	2. Debt securities	0	3733			
	3. Options	0	3730			
	4. Other securities	124	3734			
	D. Undue Concentration	0	3650			
	E. Other (List)	0	3736	(	124)	3740
10.	Net Capital			$	6098	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *Bernard Faver* as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 0	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 1098	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 6098	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 0	3790
17.	Add:				
	A. Drafts for immediate credit	$ 0	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
	C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19.	Total aggregate indebtedness			$ 0	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 0	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver

For the period (MMDDYY) from 7/1/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 6222	4240
A. Net income (loss)			0	4250
B. Additions (Includes non-conforming capital of	$ 0	4262)		4260
C. Deductions (Includes non-conforming capital of	$ 0	4272)		4270
2. Balance, end of period (From item 1800)			$ 6222	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

SIPC-3 (13-REV 12/00)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, address, Designated Examining Authority and 1934 Act registration number:

007661 NASD DEC 8/13/1959
BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

certifies that during the year ending December 31, 2001 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☑ (i) the distribution of shares of registered open and investment companies or unit investment trusts;
- ☑ (ii) the sale of variable annuities;
- ☑ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☐ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Complete: ________

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 5th day of January, 2001.

BERNARD FAVER
(Name of Corporation, Partnership or other organization)

[signature] SOLE PROPRIETOR
(Authorized signature) (Title)

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.
Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC-3

(14 - REV 12/01)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, Address, Designated Examining Authority and 1934 Act registration number:

7661 NASD
BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

BERNARD FAVER 212-742-1802

certifies that during the year ending **December 31, 2002** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☑ (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☑ (ii) the sale of variable annuities;
- ☐ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☐ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

> *Interest on Assessments.* If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer 's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

DATES: ________ ________ ________
Postmarked Received Reviewed

Complete: ____________

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 11th day of January, 2002.

BERNARD FAVER
(Name of Corporation, Partnership or other organization)

(Authorized signature) (Title)

[signature]

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC-3

(15 - REV 12/02)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, Address, Designated Examining Authority and 1934 Act registration number:

8 - 7661 NASD
BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

BERNARD FAVER 212-9431352

certifies that during the year ending **December 31, 2003** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☑ (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☑ (ii) the sale of variable annuities;
- ☑ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☑ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u> If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer 's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

DATES: ______ ______ ______
Postmarked Received Reviewed

Complete: ______

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 6th day of January, 2003

BERNARD FAVER
(Name of Corporation, Partnership or other organization)

[signature] SOLE PROPRIETOR
(Authorized signature) (Title)

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.